FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of August, 2005

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: October 12, 2005

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: October 12, 2005

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date: October 12, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
-------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustee Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 August 2005 - 31 August 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                        347,782

Current Balance - Trust Mortgage Assets            (GBP)34,002,633,092

Current Balance - Trust Cash and other Assets      (GBP)1,403,250,535

Last Months Closing Trust Assets                   (GBP)28,284,697,645

Funding share                                      (GBP)17,707,131,746

Funding 2 share                                    (GBP)8,214,512,882

Funding and Funding 2 share                        (GBP)25,921,644,628

Funding and Funding 2 Share Percentage                 73.21%

Seller Share*                                      (GBP)9,484,238,999

Seller Share Percentage                                26.79%

Minimum Seller Share (Amount)*                     (GBP)2,348,771,706

Minimum Seller Share (% of Total)                       6.63%

Excess Spread last quarter annualised (% of Total)      0.46%
-----------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                                                                      By
                  Number         Principal (GBP)   Arrears (GBP)  Principal (%)

< 1 Month         341,474        33,360,438,964         0               98.11%

> = 1 < 3 Months   5,210           538,632,679       4,618,512           1.58%

> = 3 < 6 Months    877            83,561,175        1,898,220           0.25%

> = 6 < 9 Months    197            18,283,801         723,415            0.05%

> = 9 < 12 Months   23             1,678,047          107,653            0.00%

> = 12 Months        1              38,426             4,643             0.00%

Total             347,782        34,002,633,092      7,352,443         100.00%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                          Number           Principal (GBP)       Arrears (GBP)

Total (since inception)     610                43,771,790            2,148,828
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                               214

Number Brought Forward                                                 147

Repossessed (Current Month)                                            67

Sold (since inception)                                                 396

Sold (current month)                                                   36

Sale Price/Last Loan Valuation                                        1.03

Average Time from Possession to Sale (days)                            128

Average Arrears at Sale                                          (GBP)3,278

Average Principal Loss (Since inception)*                         (GBP)830

Average Principal Loss (current month)**                         (GBP)1,270

MIG Claims Submitted                                                   9

MIG Claims Outstanding                                                 1

Average Time from Claim to Payment                                    74
-------------------------------------------------------------------------------
* This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                               Number          Principal (GBP)

Substituted this period                        71,594        (GBP)8,370,894,444

Substituted to date (since 26 March 2001)     702,608       (GBP)64,972,043,118
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                                  % of CPR

Current Month % of CPR - Removals*                                  60.00%

Previous Month % of CPR - Removals*                                 58.10%

Current Month % of CPR - Non-Removals**                             40.00%

Previous Month % of CPR - Non-Removals**                            41.90%
-------------------------------------------------------------------------------
* Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

-------------------------------------------------------------------------------
                                               Monthly            Annualised

Current Month CPR Rate - Total                  4.80%               44.57%

Previous Month CPR Rate - Total                 4.63%               43.37%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        23.59

Weighted Average Remaining Term (by value) Years                    20.94

Average Loan Size                                              (GBP)97,770

Weighted Average LTV (by value)                                     75.66%

Weighted Average Indexed LTV (by value)                             69.05%

Non Verified (by value)                                             42.82%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                             53.95%

Together (by balance)                                               21.82%

Capped (by balance)                                                  0.46%

Variable (by balance)                                               19.15%

Tracker (by balance)                                                 4.62%

Total                                                               100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number        % of Total        Value (GBP)        % of Total

East Anglia        6,850            1.97%           678,141,624           1.99%

East Midlands     24,339            7.00%          2,158,201,909          6.35%

Greater London    42,032           12.09%          6,622,434,613         19.48%

North             35,154           10.11%          2,278,650,006          6.70%

North West        46,247           13.30%          3,683,375,354         10.83%

Scotland          46,536           13.38%          3,280,652,992          9.65%

South East        51,949           14.94%          6,871,862,276         20.21%

South West        22,645            6.51%          2,504,094,449          7.36%

Wales             14,129            4.06%          1,126,021,507          3.31%

West Midlands     22,887            6.58%          2,123,561,541          6.25%

Yorkshire         35,014           10.07%          2,675,636,820          7.87%

Total             347,782           100%          34,002,633,092           100%
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LTV Levels Breakdown

-------------------------------------------------------------------------------
                                   Number         Value (GBP)        % of Total

0% < 25%                           12,536           487,060,146           1.43%

> = 25% < 50%                      41,295          3,158,303,493          9.29%

> = 50% < 55%                      13,336          1,252,350,326          3.68%

> = 55% < 60%                      14,433          1,425,945,739          4.19%

> = 60% < 65%                      16,785          1,760,138,586          5.18%

> = 65% < 70%                      20,318          2,131,155,241          6.27%

> = 70% < 75%                      25,835          2,832,716,690          8.33%

> = 75% < 80%                      26,045          3,083,973,034          9.07%

> = 80% < 85%                      44,407          5,109,440,600         15.03%

> = 85% < 90%                      41,828          4,486,977,160         13.20%

> = 90% < 95%                      61,360          5,510,180,616         16.21%

> = 95% < 100%                     28,943          2,714,179,667          7.98%

> = 100%                             661            50,211,795            0.15%

Total                             347,782         34,002,633,092         100.0%
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Repayment Method

-------------------------------------------------------------------------------
                                  Number           Value (GBP)       % of Total

Endowment                          20,926           1,618,276,284         4.76%

Interest Only                      68,262          10,119,969,469        29.76%

Pension Policy                       494              49,389,406          0.15%

Personal Equity Plan                 921              68,475,444          0.20%

Repayment                          257,179         22,146,522,488        65.13%

Total                              347,782         34,002,633,092       100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                  Number           Value (GBP)       % of Total

Full Time                         301,810          27,787,462,956        81.72%

Part Time                           4,492           308,186,133           0.91%

Retired                              480             17,166,232           0.05%

Self Employed                      37,815           5,731,819,971        16.86%

Other                               3,185           157,997,799           0.46%

Total                             347,782          34,002,633,092       100.00%
-------------------------------------------------------------------------------


----------------------------------------------------------------
NR Current Existing Borrowers' SVR                    6.84%

Effective Date of Change                       1 September 2004
----------------------------------------------------------------

Notes  Granite Master Issuer plc - Series 2005-1
-------------------------------------------------------------------------------
                Outstanding             Rating         Reference Rate    Margin
                                  Moodys/S&P/Fitch

Series 1

A1              $571,428,000         Aaa/AAA/AAA           3.65%         0.04%

A2          (euro)714,285,000        Aaa/AAA/AAA           2.16%         0.04%

A3             $1,100,000,000        Aaa/AAA/AAA           3.51%         0.08%

A4             $1,100,000,000        Aaa/AAA/AAA           3.53%         0.10%

A5         (euro)1,500,000,000       Aaa/AAA/AAA           2.21%         0.09%

A6            (GBP)750,000,000       Aaa/AAA/AAA           4.98%         0.12%

B1                $60,500,000         Aa3/AA/AA            3.56%         0.13%

B2           (euro)80,000,000         Aa3/AA/AA            2.31%         0.19%

B3            (GBP)55,000,000         Aa3/AA/AA            5.05%         0.19%

M1                $65,000,000          A2/A/A              3.66%         0.23%

M2           (euro)79,000,000          A2/A/A              2.40%         0.28%

M3            (GBP)55,000,000          A2/A/A              5.14%         0.28%

C2           (euro)139,000,000      Baa2/BBB/BBB           2.676%        0.56%

C3             (GBP)60,000,000      Baa2/BBB/BBB           5.42%         0.56%
-------------------------------------------------------------------------------

Notes   Granite Master Issuer plc - Series 2005-2

-------------------------------------------------------------------------------
              Outstanding           Rating           Reference Rate      Margin
                               Moodys/S&P/Fitch

Series 1

A1         $817,102,194.00        Aaa/AAA/AAA           3.65%             0.04%

A2     (GBP)167,610,706.00        Aaa/AAA/AAA           4.64%             0.05%

A3    (euro)553,115,331.00        Aaa/AAA/AAA           2.18%             0.05%

A4         $800,000,000.00        Aaa/AAA/AAA           3.90%             0.08%

A5    (euro)800,000,000.00        Aaa/AAA/AAA           2.27%             0.14%

A6       $1,250,000,000.00        Aaa/AAA/AAA           3.95%             0.13%

A7     (GBP)530,200,000.00        Aaa/AAA/AAA           4.75%             0.16%

A8     (GBP)250,000,000.00        Aaa/AAA/AAA           4.75%             0.16%

B1          $90,000,000.00         Aa3/AA/AA            3.96%             0.14%

B2     (euro)62,000,000.00         Aa3/AA/AA            2.33%             0.20%

B3      (GBP)35,100,000.00         Aa3/AA/AA            4.79%             0.20%

M1          $95,000,000.00          A2/A/A              4.06%             0.24%

M2     (euro)70,000,000.00          A2/A/A              2.43%             0.30%

M3      (GBP)28,100,000.00          A2/A/A              4.91%             0.32%

C1          $90,000,000.00      Baa2/BBB/BBB            4.32%             0.50%

C2    (euro)131,700,000.00      Baa2/BBB/BBB            2.68%             0.55%
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

Notes    Granite Master Issuer plc - Series 2005-3

-------------------------------------------------------------------------------
              Outstanding           Rating           Reference Rate      Margin
                               Moodys/S&P/Fitch

Series 1

A1         $1,000,000,000.00       Aaa/AAA/AAA          3.57%            -0.04%

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Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)        (GBP)554,129,266            6.44%

Class C Notes ((GBP) Equivalent)              (GBP)296,552,943            3.45%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                           % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent)        (GBP)554,129,266            6.75%

Class C Notes ((GBP) Equivalent)              (GBP)296,552,943            3.61%

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-------------------------------------------------------------------------------
Programme Reserve Required Percent                                        1.65%

Programme Reserve Required Amount             (GBP)141,925,692            1.73%

Balance Brought Forward                       (GBP)135,919,046            1.65%

Drawings this Period                                    0                 0.00%

 *Additions this period                        (GBP)3,080,954             0.04%

Current Balance of Funding 2 & Granite       (GBP)139,000,000             1.69%
Master Issuer Reserve Fund

Excess Spread this Period                      (GBP)3,713,567             0.05%

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

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interest due for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.